UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
HESKA CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	77-0192527

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3760 Rocky Mountain Avenue Loveland, Colorado	80538

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
To be so Registered	Each Class is to be Registered
Class A Common Stock	Nasdaq Global Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None
The undersigned hereby amends, as set forth below, the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on April 24, 1997.

Item 1. Description of Registrant’s Securities to be Registered.
GENERAL DESCRIPTION
On May 4, 2010, the stockholders of Heska Corporation, a Delaware corporation (the “Company”), approved an amendment (the “NOL Protective Amendment”) to the Company’s Restated Certificate of Incorporation (as amended, the “Charter”) to reclassify its existing common stock, par value $0.001 per share (the “Original Common Stock”), into shares of new common stock, par value $0.001 per share (the “Common Stock”), and impose restrictions on transfer of the Common Stock in certain circumstances. These restrictions on transfer prohibit certain future transfers of Company’s capital stock that could adversely affect the Company’s ability to utilize its net operating loss carryforwards and certain income tax credits to reduce its federal income taxes (the “Tax Benefits”). Pursuant to the NOL Protective Amendment, each share of the Company’s Original Common Stock was automatically reclassified into one share of Common Stock (the “Reclassification”).
The following summary of certain provisions of the Company’s Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Charter and by the provisions of applicable law.
The authorized capital stock of the Company consists of 75,000,000 shares of Original Common Stock, 75,000,000 shares of Common Stock, and 25,000,000 shares of preferred stock, $0.001 par value per share. The shares of the Common Stock are currently traded on the NASDAQ Capital Market.
Except for the restrictions on transfer set forth in the NOL Protective Amendment and summarized below, the shares of Common Stock have the same rights and preferences as shares of Original Common Stock.
COMMON STOCK
Voting Rights
Each holder of the Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividend Rights; Rights upon Liquidation
The holders of Common Stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as the board of directors may determine. These dividend rights are subject to any preferential dividend rights granted to the holders of any outstanding preferred stock.
In the event of our liquidation, dissolution or winding up, each share of Common Stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

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Preemptive and Other Rights
Other than as set forth under “—Conversion” below, holders of Common Stock have no preemptive or other rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.
Conversion
Each share of Common Stock will be automatically converted into the equivalent number of shares of Original Common Stock on the earlier of January 1, 2026, the date the Company’s board of directors determines that the transfer restrictions described below are no longer necessary or advisable to preserve the Tax Benefits due to changes in tax laws, or the date the Company’s board of directors determines in good faith that it is in the best interests of the Company and its stockholders to terminate the transfer restrictions.
PREFERRED STOCK
The Company’s board of directors has the authority, without stockholder approval, to create and issue one or more series of preferred stock and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights of the shares of that series, and the qualifications or restrictions on those preferences or rights. The specific matters that may be determined by the board with respect to a series of preferred stock include:
•	the designation of the series;

•	the number of shares of the series;

•	the rate of dividends, if any;

•	whether dividends, if any, are cumulative or non-cumulative;

•	the terms of redemption, if any;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.
The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock. Also, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the Common Stock.

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CERTAIN TRANSFER RESTRICTIONS
As a result of the NOL Protective Amendment, the shares of Common Stock are also subject to transfer restrictions such that holders of Common Stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the shares of Common Stock (or options, warrants or other rights to acquire the Common Stock, or securities convertible or exchangeable into Common Stock), to the extent that such transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of the Common Stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations (which are referred to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder.
Transfers that violate the provisions of the NOL Protective Amendment shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Amendment (which shares are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified to the Company, to cover the costs incurred by the Company as a result of such prohibited transfer, with the remainder, if any, to be donated to a charity designated by the Board.
With respect to any transfer that does not involve a transfer of the Company’s “securities” within the meaning of Delaware law but which would cause any Five Percent Shareholder to violate the transfer restrictions, the following procedure would apply in lieu of those described above. In such case, no such Five Percent Shareholder would be required to dispose of any interest that is not a security of the Company, but such Five Percent Shareholder and/or any person whose ownership of securities of the Company is attributed to such Five Percent Shareholder, would be deemed to have disposed of (and would be required to dispose of) sufficient securities (which securities shall be disposed of in the inverse order in which they were acquired), simultaneously with the transfer, to cause such Five Percent Shareholder not to be in violation of the transfer restrictions, and such securities would be treated as Excess Securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such Five Percent Shareholder or such other person that was the direct holder of such Excess Securities from the proceeds of sale by the agent being the fair market value of such Excess Securities at the time of the prohibited transfer.

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The NOL Protective Amendment also provides the Company with various remedies to prevent or respond to a purported transfer that violates its provisions, including that any person who knowingly violates it, together with any persons in the same control group with such person, are jointly and severally liable to the Company for such amounts as will put it in the same financial position as it would have been in had such violation not occurred.
This summary description of the NOL Protective Amendment does not purport to be complete and is qualified in its entirety by reference to the NOL Protective Amendment, which is filed as Exhibit 3.2 to this Form 8-A/A and is hereby incorporated by reference.
DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS
The NOL Protective Amendment may have an “anti-takeover” effect because, among other things, the Common Stock issued in exchange for the Original Common Stock restricts the ability of a person, entity or group to accumulate more than five percent of the Company’s Common Stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of Common Stock from acquiring additional shares of the Company’s Common Stock without the approval of the Company’s board of directors.
The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associate, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
The Charter provides for a classified board of directors. The provisions of the Charter establishing a classified board may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors, voting together as a single class. The Charter also eliminates the right of stockholders to call special meetings of stockholders.
The provisions described above, together with the ability of the Company’s board to issue preferred stock as described above under “Preferred Stock” could have the following effects:
•	delaying, deferring or preventing a change in control;

•	delaying, deferring or preventing the removal of existing management;

•	deterring potential acquirers from making an offer to our stockholders; and

•	limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.
The above-described effects could occur even if a majority of our stockholders might benefit from such a change in control or offer.

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Item 2. Exhibits.
The following exhibits are filed as a part of this Registration Statement:

Exhibit
No.	Description
3.1	Restated Certificate of Incorporation of the Company. (1)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Company.(2)
3.3	Bylaws of the Company. (2)

(1)	Previously filed with the Registrant’s Form 10-Q for the quarter ended June 30, 2000.

(2)	Previously filed with the Registrant’s Form 10-Q for the quarter ended March 31, 2010.

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SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HESKA CORPORATION
Date: May 6, 2010	By:	/s/ Jason A. Napolitano
		Name:	Jason A. Napolitano
		Title:	Executive Vice President, CFO and Secretary

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